SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

FOR THE TENTH STRAIGHT YEAR, BRASKEM IS INCLUDED

 IN THE CORPORATE SUSTAINABILITY INDEX (ISE) OF THE

BRAZILIAN STOCK EXCHANGE

São Paulo, November 27, 2014 - Braskem (BM&FBovespa: BRKM5, BRKM3, BRKM6; NYSE: BAK; LATIBEX: XBRK), the largest thermoplastic resin producer in the Americas and the world’s largest biopolymer producer, was selected for the tenth year in a row as a component of the Corporate Sustainability Index (ISE) of the Brazilian Stock Exchange (BM&FBovespa).

Braskem's continued inclusion in the index reflects its commitment to best practices in corporate governance, social responsibility, financial management and environmental preservation, in other words, practices that enable it to continually strengthen its contribution to sustainable development. One of the company's perennial highlights in this area is its strong focus on health, environment and safety. To Braskem, these are core corporate values that are fully integrated into the management of its operations.

The new ISE portfolio is formed by 51 stocks of 40 companies that represent 19 industries and total market capitalization of R$1.22 trillion, which corresponds to 49.87% of the total market capitalization of listed companies. The index composition will be in effect from January 5, 2015 to January 2, 2016.

The team is available for further clarifications by telephone at +55 (11) 3576-9531 or by e‑mail at braskem-ri@braskem.com.br.

Mario Augusto da Silva

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2014
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.